EXHIBIT 3

NNS Holding Reaches Agreement with Texas Industries

CAYMAN ISLANDS, July 20 -- NNS Holding, the largest stockholder of Texas Industries, Inc. (NYSE: TXI), today announced that it has reached an important agreement with TXI regarding its shareholder rights plan and NNS Holdings’ stock ownership.

Under the agreement, TXI will increase the ownership limit under its shareholder rights plan from 15% to 20%, and will terminate the plan altogether on December 31, 2010. NNS Holding agreed to not acquire more than 20% of TXI’s shares and to other customary standstill restrictions until December 31, 2011.

“This agreement will create value for all stockholders and restore investor confidence,” said Nassef Sawiris, a director of NNS Holding. Mr. Sawiris continued “the actions taken by TXI management and its board of directors to address our concerns will position TXI for improved performance and corporate governance, and properly position its stock in the market.  TXI operates in a competitive and dynamic global industry which is undergoing consolidation. As a long-term stockholder in TXI, we are pleased that TXI management and its board of directors have removed obstacles which had impaired stockholder value.”

Contact:
Minh Van Ngo
Cravath, Swaine & Moore LLP
(212) 474-1465
mngo@cravath.com